Exhibit 21.1

Subsidiaries of Armata Pharmaceuticals, Inc.

The following companies are direct or indirect wholly owned subsidiaries of Armata Pharmaceuticals, Inc.:

Name	Jurisdiction
C3J Therapeutics, Inc.	Washington
C3 Jian, LLC	California
Biocontrol Limited	United Kingdom
AmpliPhi Australia Pty Ltd	Australia
Special Phage Holdings Pty Ltd	Australia
Special Phage Services Pty Ltd	Australia